Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business/Financial Editors:
     PreMD Reports Second Quarter Results

     <<
       -  FDA update expected imminently
       -  Successfully completed initial project for Cosmetics company
       -  AMEX appeal continuing
     >>

     TORONTO, Aug. 13 /CNW/ - Predictive medicine company PreMD Inc.
(TSX: PMD; Amex: PME) today announced unaudited financial results for the second quarter fiscal 2008 ended June 30, 2008 ("Q2 2008").
     "The second quarter of 2008 continued to be one of tremendous focus and dedication in resolving some of the challenges that we have faced," said Brent
Norton, president and CEO of PreMD. "We believe that we have made significant progress with the US Food and Drug Administration (FDA) regarding our appeal of the non-substantially equivalent (NSE) letter for our 510(k) submission. We are encouraged by the FDA's request for additional analysis of the data and believe that this is a positive step towards regulatory approval in the U.S.
The request follows several constructive discussions over the past three months. We maintain that our clinical data warrants the approval of our non-invasive skin cholesterol test and that we are on a path towards resolving the outstanding matters and achieving our objectives. We are also pleased to continue working with our partner, AstraZeneca Pharmaceuticals LP, and our medical colleagues throughout the appeal process." PreMD has complied with all the FDA's requests and it is anticipated that PreMD will be hearing from the
FDA imminently and will continue to release any news as it becomes available.
     Dr. Norton continued, "Despite the setbacks faced, management has also focused on business development activities during this quarter. We are driven and will continue to expand on our leading position in the skin cholesterol testing field through our diverse pipeline of products and capabilities. As previously announced in June, we also successfully completed a project for one of the leading health and beauty organizations in the world and expect to enter into additional agreements with the company for further product development and other skin testing initiatives. As part of this achievement, we continued with our efforts to establish partnerships and alliances in order to extend our capabilities in the marketplace. Going forward, we believe that we have the technology, vision and business strategy to drive us back to growth and increased value."
     PreMD also continues to appeal the recent decision made by the American
Stock Exchange (the "AMEX") to delist its stock.
     As previously noted in PreMD's 2007 annual report and, pursuant to the
AMEX Rule 610 for the year ended December 31, 2007, the Company has received a going concern opinion from its independent auditors as a result of recurring operating losses and negative cash flows from operations.

     Financial Review (All amounts are in Canadian dollars)
     ------------------------------------------------------

     The consolidated net loss for the three months ended June 30, 2008 (Q2
2008) was $1,318,000 or $(0.05) per share compared with a loss of $1,341,000 or $(0.05) per share for the quarter ended June 30, 2007 (Q2 2007).
     Total product sales were $6,000 for Q2 2008 compared with $8,000 for Q2
2007. License revenue was $27,000 for Q2 2008, compared to nil for Q2 2007.
Product sales reflect direct sales to customers. The license revenue in 2008 consisted of the upfront cash payment received in accordance with the 2007 licensing agreement with AstraZeneca, which was deferred and recognized into income on a straight-line basis over five years.
     Research and development expenditures for the quarter decreased by
$418,000 to $313,000 from $731,000 in Q2 2007. Significant causes of the variance include:

     <<
       -  a decrease of $94,000 in spending on clinical trials for skin cholesterol;
       -  a decrease of $124,000 in spending on clinical trials for cancer;
       -  a decrease of $110,000 on product development related to manufacturing validation for the new cordless reader, as this project nears completion;
       -  an increase of $42,000 in legal fees on intellectual property;
       -  a decrease of $104,000 in salaries and benefits for research personnel due to reduction in staff;
       -  an increase in recovery of research costs of $33,000 related to a special contract to develop a test for use in the cosmetics industry; and

     General and administration expenses amounted to $503,000 for Q2 2008 compared with $911,000 in Q2 2007, a decrease of $408,000. Significant causes of the variance include:

       -  a decrease of $230,000 in professional fees for legal, audit and human resources; the 2007 amount included expenses of a business development consultant;
       -  a decrease of $81,000 in salaries and benefits due to reductions in administrative staff;
       -  a reduction in annual meeting and annual report costs of $61,000 due to cost containment activities; and
     >>

     Interest on convertible debentures (issued on August 30, 2005) amounted to $165,000 in Q2 2008 compared with $164,000 in Q2 2007. These debentures bear interest at an annual rate of 7%, payable quarterly in either cash or stock. The amount accrued for Q2 2008 was subsequently paid in common shares, whereas the amount for Q2 2007 was paid partly in shares ($134,000) and partly in cash. Imputed interest on convertible debentures of $370,000 and $231,000 in Q2 2008 and 2007, respectively, represents the expense related to the accretion of the liability component at an effective interest rate of approximately 15%.
     The gain on foreign exchange was $54,000 for Q2 2008, compared with a gain of $671,000 for Q2 2007. The major contributing factor for the change was the impact of foreign exchange rates on the convertible debentures which are repayable in US dollars.
     Refundable scientific investment tax credits ("ITCs") accrued for Q2 2008 amounted to $20,000 versus $26,000 for Q2 2007. For the six months ended
June 30, 2008 and 2007, ITC's amounted to $45,000 and $48,000, respectively.
     As at June 30, 2008, PreMD had cash, cash equivalents and short-term investments totaling $443,000 ($1,190,000 as at December 31, 2007). Cash used to fund operating activities during Q2 2008 amounted to $926,000 compared with
$1,264,000 in Q2 2007. To date, we have financed our activities through product sales, license revenues, the issuance of shares and debentures and the recovery of provincial ITCs. The Company reported a loss of $1,318,000 for the three months ended June 30, 2008, has a shareholders' deficiency of $6,047,000 as at June 30, 2008 and has experienced significant operating losses and cash outflows from operations since its inception. The Company has operating and liquidity concerns due to its significant net losses and negative cash flows from operations.
     Financial statements are attached to this press release and are available at www.sedar.com.

     About PreMD

     PreMD Inc. is a leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. PreMD's cardiovascular products include a line of non-invasive skin cholesterol tests. PreMD's other skin cholesterol products include PREVU(x) LT, a skin cholesterol test designed for use in the life insurance industry. The company's cancer tests include ColorectAlert(TM), LungAlert(TM) and a breast cancer test. PreMD's head office is located in Toronto, Ontario and its research and product development facility is at McMaster University in
Hamilton, Ontario. For more information about PreMD, please visit
www.premdinc.com.

     This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the
Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the successful development or marketing of the Company's products, the competitiveness of the Company's products if successfully commercialized, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, product liability, reliance on third-party manufacturers, the ability of the Company to take advantage of business opportunities, uncertainties related to the regulatory process, and general changes in economic conditions.
     In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company's patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.
     Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. PreMD is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

     (x)Trademark
     <<
                                (Tables Follow)

     PreMD Inc.
     Incorporated under the laws of Canada

                          CONSOLIDATED BALANCE SHEETS
                             (In Canadian dollars)
       (See note 1 - Nature of Operations and Going Concern Uncertainty)
                                   Unaudited

                                                         As at        As at
                                                        June 30,  December 31,
                                                          2008         2007
                                                           $            $
     -------------------------------------------------------------------------

     ASSETS
     Current
     Cash and cash equivalents                            26,469      282,200
     Short-term investments                              416,616      907,768
     Accounts receivable                                  79,215        8,292
     Inventory                                            24,888       61,177
     Prepaid expenses and other receivables              947,268      758,715
     Investment tax credits receivable                   185,000      340,000
     -------------------------------------------------------------------------
     Total current assets                              1,679,456    2,358,152
     -------------------------------------------------------------------------

     Capital assets, net of accumulated
      amortization of $281,242 (2007 - $267,458)          89,244       93,867
     Intangible assets, net of accumulated
      amortization of $676,075 (2007 - $991,473)         275,204      305,783
     -------------------------------------------------------------------------
                                                       2,043,904    2,757,802
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     LIABILITIES AND SHAREHOLDERS' DEFICIENCY
     Current
     Accounts payable                                    239,025      305,333
     Accrued liabilities                                 495,599      765,312
     Current portion of deferred revenue                 106,680      106,680
     -------------------------------------------------------------------------
     Total current liabilities                           841,304    1,177,325
     -------------------------------------------------------------------------

     Long-term debt
     Debentures                                          521,410            -
     Convertible debentures                            6,407,657    5,626,987
     -------------------------------------------------------------------------
                                                       6,929,067    5,626,987
     Deferred revenue                                    320,040      373,380
     -------------------------------------------------------------------------
     Total liabilities                                 8,090,411    7,177,692
     -------------------------------------------------------------------------

     Shareholders' deficiency
     Capital stock                                    29,452,822   29,120,655
     Contributed surplus                               3,383,816    3,098,928
     Equity component of convertible debentures        2,239,385    2,239,385
     Warrants                                          2,314,356    1,557,296
     Deficit                                         (43,436,886) (40,436,154)
     -------------------------------------------------------------------------
     Total shareholders' deficiency                   (6,046,507)  (4,419,890)
     -------------------------------------------------------------------------
                                                       2,043,904    2,757,802
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     See accompanying note PreMD Inc.

        CONSOLIDATED STATEMENTS OF LOSS, COMPREHENSIVE LOSS AND DEFICIT
                             (In Canadian dollars)
                                   Unaudited
                                    (note 1)

                               Three months ended          Six months ended
                                     June 30                   June 30
                           ------------------------- -------------------------
                                2008         2007         2008         2007
                                 $            $            $            $
     -------------------------------------------------------------------------

     REVENUE
     Product sales               6,050        8,250       14,750       26,334
     License revenue            26,670            -       53,340            -
     -------------------------------------------------------------------------
                                32,720        8,250       68,090       26,334
     Cost of product sales      25,738        3,720       26,679        8,566
     -------------------------------------------------------------------------
     Gross profit                6,982        4,530      (41,411)      17,768
     -------------------------------------------------------------------------

     EXPENSES
     Research and
      development              312,859      730,799      855,734    1,371,636
     General and
      administration           503,067      911,141      947,078    1,552,105
     Interest on long-term
      debt                     198,618      165,400      370,346      328,983
     Imputed interest on
      long-term debt           369,923      231,228      660,202      479,574
     Amortization               22,000       41,318       44,363       82,698
     Loss (gain) on foreign
      exchange                 (54,239)    (670,888)     226,983     (754,441)
     -------------------------------------------------------------------------
                             1,352,228    1,408,998    3,104,706    3,060,555
     -------------------------------------------------------------------------

     RECOVERIES AND OTHER
      INCOME
     Investment tax credits     20,000       26,000       45,000       48,000
     Interest                    7,243       37,105       17,563       64,229
     -------------------------------------------------------------------------
                                27,243       63,105       62,563      112,229
     -------------------------------------------------------------------------
     Net loss and
      comprehensive loss
      for the period        (1,318,003)  (1,341,363)  (3,000,732)  (2,930,558)

     Deficit, beginning of
      period               (42,118,883) (35,709,537) (40,436,154) (34,162,342)
     Adjustment to opening
      deficit                        -            -            -       42,000
     -------------------------------------------------------------------------
     Deficit, end of
      period               (43,436,886) (37,050,900) (43,436,886) (37,050,900)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Basic and diluted
      loss per share            $(0.05)      $(0.05)      $(0.12)      $(0.12)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Weighted average
      number of common
      shares outstanding    25,875,114   24,950,579   25,716,541   23,505,688
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     See accompanying note

     PreMD Inc.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (In Canadian dollars)
                                   Unaudited
                                    (note 1)

                               Three months ended          Six months ended
                                     June 30                   June 30
                           ------------------------- -------------------------
                                2008         2007         2008         2007
                                 $            $            $            $
     -------------------------------------------------------------------------

     OPERATING ACTIVITIES
     Net loss and
      comprehensive loss for
      the period            (1,318,003)  (1,341,363)  (3,000,732)  (2,930,558)
     Add (deduct) items not
      involving cash
       Amortization             22,000       41,318       44,363       82,698
       Stock compensation
        costs included in:
         Research and
          development
          expense               39,500       35,286       77,275       67,383
         General and
          administration
          expense              132,599      123,312      207,614      180,605
       Gain on sale of
        capital assets               -          143            -          143
       Imputed interest on
        convertible
        debentures             369,923      231,228      660,202      479,574
       Capitalized interest
        on debenture            33,671            -       40,450            -
       Interest on
        convertible
        debentures paid in
        common shares          164,948      133,967      332,166      270,911
       Add loss (deduct
        gain) on foreign
        exchange               (54,239)    (670,888)     226,983     (754,441)
     Net change in non-cash
      working capital
      balances related to
      operations              (289,885)    (182,749)    (401,336)     838,718
     Decrease in deferred
      revenue                   26,670            -      (53,340)           -
     -------------------------------------------------------------------------
     Cash used in operating
      activities              (926,156)  (1,264,248)  (1,866,355)  (3,442,403)
     -------------------------------------------------------------------------

     INVESTING ACTIVITIES
     Short-term investments     45,780      291,768      491,152    2,109,459
     Proceeds from sale of
      capital assets                 -          562            -        1,435
     Purchase of capital
      assets                         -         (484)      (9,161)      (2,233)
     -------------------------------------------------------------------------
     Cash provided by
      investing activities      45,780      291,846      481,991    2,108,861
     -------------------------------------------------------------------------

     FINANCING ACTIVITIES
     Issuance of debentures,
      net of issue costs       (15,978)           -    1,137,534            -
     Issuance of capital
      stock, net of issue
      costs                          -      (49,764)           -    3,729,957
     -------------------------------------------------------------------------
     Cash provided by (used
      in) financing
      activities               (15,978)     (49,764)   1,137,534    3,729,957
     -------------------------------------------------------------------------
     Effect of exchange
      rate changes on cash
      and cash equivalents      (6,001)       3,870        8,901        6,646
     -------------------------------------------------------------------------
     Net increase (decrease)
      in cash and cash
      equivalents during
      the period              (902,355)  (1,018,296)    (255,731)   2,402,861
     Cash and cash
      equivalents
       Beginning of period     928,824    3,533,734      282,200      112,577
     -------------------------------------------------------------------------
       End of period            26,469    2,515,438       26,469    2,515,438
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Represented by
     Cash                       26,469      105,372       26,469      105,372
     Cash equivalents                -    2,410,066            -    2,410,066
     -------------------------------------------------------------------------
                                26,469    2,515,438       26,469    2,515,438
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     See accompanying note

     NOTE TO CONSOLIDATED FINANCIAL STATEMENTS
     (In Canadian dollars unless otherwise noted)

     June 30, 2008

     Unaudited

     1.  GOING CONCERN UNCERTAINTY

         The Company's consolidated financial statements have been prepared on a going-concern basis which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. The Company reported a loss of $1,318,003 for the three months ended June 30, 2008, has a shareholders' deficiency of
         $6,046,507 as at June 30, 2008 and has experienced significant operating losses and cash outflows from operations since its inception. The Company has operating and liquidity concerns due to its significant net losses and negative cash flows from operations.

         The Company's ability to continue as a going-concern is uncertain and is dependent upon its ability to raise additional capital to successfully complete its research and development programs, commercialize its technologies, obtain regulatory approvals for its products and ultimately, generate profitable operations and positive operating cash flows. It is not possible at this time to predict the outcome of these matters. It will be necessary for the Company to raise additional funds for the continuing development and marketing of its technologies. These consolidated financial statements do not include any adjustments and classifications to the carrying values of assets and liabilities that may be required should the Company be unable to continue as a going concern.
     >>

     %SEDAR: 00007927E          %CIK: 0001179083

     /For further information: Michelle Rabba, Manager, Corporate
Communications, Tel: (416) 272-7007, Email: mrabba(at)premdinc.com; Ron Hosking,
Vice President Finance and CFO, Tel: (416) 222-3449 ext. 24, Email:
rhosking(at)premdinc.com/
     (PMD. PME)

CO:  PreMD Inc.

CNW 16:00e 13-AUG-08